SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          TRANSAX INTERNATIONAL LIMITED
                                (Name of Issuer)

                        Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    89352U100
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   89352U100                             Page 2  of 7    Pages
---------------------------                     --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Cardlink Worldwide, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Merger Agreement
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                1,191,870 shares of Common Stock, which
         OWNED BY                  are held on behalf of several underlying
           EACH                    shareholders of Cardlink Worldwide, Inc.
     REPORTING PERSON
           WITH          ------------------------------------------------
                            9      SOLE DISPOSITIVE POWER
                                   0
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   1,191,870 Share of Common Stock, which
                                   are held on behalf of several underlying
                                   shareholders of Cardlink Worldwide, Inc.
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,870 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.79%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Cardlink Worldwide, Inc., a corporation organized under the laws of the State of Delaware ("Cardlink") as the reporting person hereunder, relative to the acquisition by Cardlink of certain shares of common stock issued by Vega-Atlantic Corporation, now known as Transax International Limited. Cardlink has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited, formerly known as Vega-Atlantic Corporation ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Cardlink Worldwide, Inc. Its directors are Americo de Castro, an individual ("de Castro") and Hal Autenreith, an individual ("Autenreith"). Its executive officer is Americo de Castro. The address of Cardlink is 2330 NW 102nd Avenue, #5, Miami, Florida 33172. The address of de Castro is Av. Epitacio Pessoa 2530-1601, Lagoa, Rio de Janeiro RJ CEF 22471-001, Brazil. The address of Autenreith is 10733 Babcock Boulevard, Gibsonia, Pennsylvania 15044.

     Pursuant to General Instruction C of Schedule 13D, Cardlink and de Castro (the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to such Instruction C Persons, is as follows:

----------------------------------------------------------------------------
        Name                     Position with             Address
                                    Transax
----------------------------------------------------------------------------

Americo de Castro                      n/a                  Av. Epitacio Pessoa
                                                            2530-1601 Lagoa
                                                            Rio de Janeiro
                                                            Brazil RJ CEF
                                                            22471-001

Cardlink Worldwide, Inc.            Shareholder             2330 NW 102nd Avenue
                                                            #5
                                                            Miami, Florida 33172
--------------------------------------------------------------------------

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         At the execution of a merger agreement among Vega-Atlantic Corporation, Vega-Atlantic Acquisition Corporation, Transax Limited, a Colorado corporation, and certain selling shareholders of Transax Limited dated July 22, 2003 (the

"Merger Agreement"), 1,191,870 shares of restricted common stock of Vega-Atlantic Corporation were issued to Cardlink, which hold such shares for several underlying shareholders of Cardlink. The consideration for the securities of Vega-Atlantic Corporation was the exchange of shares of common stock in Transax Limited held by Cardlink for the shares of common stock of Vega-Atlantic Corporation, now known as Transax International Limited.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Transax as follows:

     (a) On July 22, 2003, Vega-Atlantic Corporation (now known as Transax International Limited), Vega-Atlantic Acquisition Corporation, Transax Limited, and certain selling shareholders of Transax Limited entered into a merger agreement (the "Merger Agreement").

     On June 19, 2003, the Board of Directors approved and authorized execution of the proposed Merger Agreement. The Board of Directors further authorized and directed the submission of a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). The Proxy Statement was filed with the Securities and Exchange Commission of June 19, 2003 and amended on July 16, 2003. The Proxy Statement was circulated to the shareholders of Vega-Atlantic Corporation to provide notice that a special meeting of the shareholders of Vega-Atlantic Corporation would be held at 2:00 p.m. on August 8, 2003.

     On August 8, 2003, the special meeting of the shareholders of Vega-Atlantic Corporation was held pursuant to which the following corporate actions were approved: (i) an amendment to the Articles of Incorporation of Vega-Atlantic Corporation to effectuate a proposed change in the name to such name as may be approved by the Board of Directors; (ii) a stock option plan for key personnel; and (iii) ratification of the prior actions by shareholders of Vega-Atlantic Corporation taken pursuant to a written consent dated March 26, 2003 approving a reverse stock split of one-for-twenty of the issued and outstanding shares of common stock of Vega-Atlantic corporation, effectuated approximately April 2, 2003.

     In accordance with the terms of the Merger Agreement, the sole business operations of Transax will be in the development, acquisition and marketing of information network solutions for healthcare providers and health insurance companies and other end-users world-wide. Pursuant to the terms of the Merger Agreement, the name "Vega-Atlantic Corporation" was changed to "Transax International Limited" and, effective August 8, 2003, the trading symbol under the OTC Bulletin Board for its shares of Common Stock has been changed to "TNSX".

     (b) Pursuant to the terms of the Merger Agreement and a corresponding contribution agreement, the Company has contributed to Vega-Atlantic Acquisition Corporation 11,066,207 shares of its restricted Common Stock, 4,500,000 stock options and 4,100,000 share purchase warrants. Pursuant to further terms of the Agreement, Transax is in the process of: (i) exchanging therefore with the Transax shareholders an aggregate of 11,066,207 shares of the Company's restricted Common Stock (on the basis of each two Transax shares of common stock exchanged into the right to receive one share of Common Stock of the Company);
(ii) exchanging therefore with the Transax optionholders an aggregate of 4,500,000 stock options to acquire up to 4,500,000 shares of the Company's

Common Stock to replace all stock options presently outstanding in Transax (on the basis of each two Transax stock options exchanged into the right to receive one stock option of the Company); and (iii) exchanging therefore with the Transax warrantholders an aggregate of 4,100,000 share purchase warrants to acquire up to a further 4,100,000 shares of the Company's Common Stock to replace all share purchase warrants presently outstanding in Transax (on the basis of each two Transax share purchase warrants exchanged into the right to receive one share purchase warrant of the Company).

     (c) As of August 14, 2003, Transax issued to Cardlink 1,191,870 shares of restricted Common Stock, which Cardlink holds on behalf of several underlying shareholders of Cardlink. Cardlink acknowledged that the securities to be issued have not been registered under the 1933 Securities Act and that it understood the economic risk of an investment in the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Cardlink has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Cardlink has acquired an aggregate of 1,191,870 shares of restricted Common Stock of Transax, which Cardlink holds on behalf of several underlying shareholders of Cardlink.

     (b) Cardlink does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

     (c) Cardlink does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

     (d) Cardlink does not have any present plans or proposals to cause a change in the present board of directors, as elected to such position effective August 14, 2003 and August 22, 2003, respectively, or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Cardlink does not have any present plans or proposals to cause a material change in the capitalization of Transax.

     (f) Cardlink does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

     (g) Cardlink does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

     (h)  Cardlink  does not  have  any  present  plans  or  proposals  to cause
          Transax's  common  stock  from not being  quoted  on the OTC  Bulletin
          Board.

     (i) Cardlink does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Cardlink does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on August 14, 2003, Cardlink beneficially owned of record 1,191,870 shares (or approximately 9.79% of the outstanding shares) of Transax's common stock, which are held of record by Cardlink on behalf of several underlying shareholders of Cardlink, over which Cardlink does not have sole voting and disposition rights.

     (b) Cardlink does not own any other common or preferred shares of Transax as of the date of this Schedule.

     (c) As of August 14, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged in by Cardlink.

     (d) To the best knowledge and belief of the undersigned, no person other than Cardlink has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities other than to the underlying shareholders of Cardlink for which it holds the shares of stock of Transax.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No  contracts,   arrangements,   understandings  or  relationships  between
Cardlink and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            CARDLINK WORLDWIDE, INC.

Date: August 27, 2003       By: /s/ Americo de Castro
---------------------       -----------------------------
                            Americo De Castro, President
                            and CEO